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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              --------------------

                                    FORM 11-K



               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
                   for the fiscal year ended December 31, 2002

                                       OR

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
                        for the transition period from to

                         COMMISSION FILE NUMBER: 1-16625

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                     BUNGE NORTH AMERICA, INC. SAVINGS PLAN
                          c/o Bunge North America, Inc.
                               11720 Borman Drive
                            St. Louis, Missouri 63146

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                  Bunge Limited
                                 50 Main Street
                             White Plains, NY 10606
--------------------------------------------------------------------------------

                   BUNGE NORTH AMERICA, INC. SAVINGS PLAN


                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----

Independent Auditors' Report                                                   2

Audited Financial Statements:

   Statement of Net Assets Available for Benefits at December 31, 2002
   and 2001                                                                    3

   Statement of Changes in Net Assets Available for Benefits for the
      Years Ended December 31, 2002 and 2001                                   4

   Notes to Financial Statements                                               5

Supplemental Schedule (*):

   Form 5500, Schedule H, Part IV, Line 4i--Schedule of Assets (Held at End
      of Year), December 31, 2002                                              9

Signature Page                                                                10

Exhibit Index                                                                 11

-----------------

(*) All other schedules are omitted due to absence of conditions which require their inclusion.

INDEPENDENT AUDITORS' REPORT


Bunge North America, Inc. Savings Plan

We have audited the accompanying financial statements of the Bunge North America, Inc. Savings Plan (the "Plan") as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. Such supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.



/s/ Deloitte & Touche LLP
St. Louis, Missouri

April 11, 2003

BUNGE NORTH AMERICA, INC. SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------


                                                         2002            2001

INVESTMENTS--At fair value:
  Mutual funds                                        $1,695,076      $1,524,267
  Interest in Bunge Limited common shares                 18,941           -
                                                      ----------      ----------

           Total investments                           1,714,017       1,524,267
                                                      ----------      ----------

CONTRIBUTIONS RECEIVABLE:
  Participants                                             -              39,635
  Employer                                                 -               7,149
                                                      ----------      ----------

           Total contributions receivable                  -              46,784
                                                      ----------      ----------

NET ASSETS AVAILABLE FOR BENEFITS                     $1,714,017      $1,571,051
                                                      ==========      ==========


See notes to the financial statements.

BUNGE NORTH AMERICA, INC. SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------


                                                             2002         2001

ADDITIONS TO NET ASSETS:
  Dividends and capital gains distribution                $  28,369   $   25,231
  Participants' contributions                               518,154      450,851
  Employer contributions                                     45,099       38,049
  Rollovers                                                   5,644        1,994
                                                          ---------   ----------

          Total                                             597,266      516,125
                                                          ---------   ----------

DEDUCTIONS FROM NET ASSETS:
  Net depreciation in value of investments                  356,378      302,657
  Participants' withdrawals                                  97,546      104,447
  Expenses                                                      376          740
                                                          ---------   ----------

          Total                                             454,300      407,844
                                                          ---------   ----------

INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS               142,966      108,281

NET ASSETS AVAILABLE FOR BENEFITS--Beginning of year       1,571,051   1,462,770
                                                          ----------  ----------

NET ASSETS AVAILABLE FOR BENEFITS--End of year            $1,714,017  $1,571,051
                                                          ==========  ==========


See notes to the financial statements.

BUNGE NORTH AMERICA, INC. SAVINGS PLAN


NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------


1.   BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

     The Bunge North America, Inc. Savings Plan (the "Plan") was established as of April 1, 1996. Significant accounting policies followed by the Plan are as follows.

     BASIS OF ACCOUNTING--The financial statements of the Plan have been prepared in conformity with the accrual basis of accounting.

     INVESTMENTS--Investments in Bunge Limited common shares, and mutual funds are stated at fair value. Investment transactions are accounted for on the trade date. Investment income includes interest and dividends. Interest and dividend income is recorded when earned. Earnings on investments are allocated to participants based on account balances.

     USE OF ESTIMATES--The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein and disclosure of contingent assets and liabilities at the date of the financial statements and during the reported period. Actual results could differ from those estimates.

     The Plan invests in various securities including common stock and mutual funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.



2.   PLAN DESCRIPTION

     The Plan is a defined contribution plan and is administered by the Savings Plan Committee (the "Committee") appointed by the Board of Directors of Bunge North America, Inc. (the "Company"). The Company's Board of Directors have appointed certain employees to serve as trustees of the Plan. The Plan is designed to qualify under Section 401(k) of the Internal Revenue Code. The following descriptions of Plan terms provide only general information. Participants should refer to the Plan agreement for more complete descriptions of the Plan's provisions. All regular, hourly employees whose terms and conditions of employment are not subject to a collective bargaining agreement (unless or until participation in the Plan is agreed to in writing by the employer and the collective bargaining agent), are immediately eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

3.   CONTRIBUTIONS AND WITHDRAWALS

     Effective January 1, 2002, participants may contribute up to 50% of their base pay on a pre-tax basis. The total amount which a participant could elect to contribute to the Plan on a pre-tax basis in 2002 could not exceed $11,000. If a participant reached age 50 by December 31, 2002, they were able to contribute an additional $1,000 "catch up" contribution to the Plan on a pre-tax basis.

     From April 1, 2001 to December 31, 2001, some participants (all non-union hourly participants and those union participants whose collective bargaining agreements have been so amended) could contribute an amount from 1 to 15% of their base pay on a pre-tax basis. Participants also had the option to contribute on a post-tax basis up to 4% of their base pay. Prior to April 1, 2001, all participants were allowed to contribute an amount from 1 to 6% of their base pay on a pre-tax basis. The post-tax contribution options have not changed. The contribution amounts and allocation between pre-tax and post-tax basis of participants are subject to Internal Revenue Service discrimination tests.

     The employer matches non-union hourly participants and union employees, where negotiated in writing, an amount equal to 25% of each such participant's pretax contributions, not to exceed 6% of the participant's compensation for each pay period the participant makes pretax contributions, not to exceed $520 for the plan years ended December 31, 2002 and 2001.

     Although such matching contributions are credited to individual participants' accounts, they will not be fully vested until a participant is credited with five or more years of continuous service and will be forfeited if participants leave the Company (with less than five years of continuous service) for any reason other than normal retirement, permanent disability, death or the termination of the Plan. Any such forfeited amounts are redistributed to continuing participants in the manner specified in the Plan.

     Upon entry into the Plan, participants have investment alternatives for the investment of their contributions. Employer matching contributions are initially allocated to participants based upon the current contribution allocation among investment alternatives elected by the participants. Thereafter, employer contributions may be allocated by the participant among all investment alternatives.

     Participants may not withdraw pre-tax contributions except as provided for hardship withdrawals or age 59 1/2 withdrawls permitted by the Plan.

     Following normal retirement, participants must withdraw their entire account balances by lump sum or any other form of payment which is allowed by the Plan.

     Effective April 1, 2001, the Plan was amended to allow participants the option of making qualified, as defined by the Plan document and the Internal Revenue Code ("IRC"), rollover contributions into the plan.



4.   PLAN TERMINATION

     The Company expects and intends to continue the Plan indefinitely but reserves the right to discontinue its contributions at any time or to terminate the Plan at any time subject to the provisions of ERISA. Should the Plan be terminated, participants will become 100 percent vested in their employer contributions.

5.   TAX STATUS

     The Internal Revenue Service has determined and informed the Plan administrator by a letter, dated January 22, 1999, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended subsequent to the applicable date of that letter. The Company filed an application for determination with the IRS on February 13, 2002 and the application is still pending. The Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Accordingly, no provision for income taxes has been recorded in the financial statements.



6.   RELATED PARTY TRANSACTIONS

     Personnel and facilities of the Company have been used by the Plan for its accounting and other activities at no charge to the Plan. Expenses incurred in connection with administrative fees are paid by the Company.



7.   INVESTMENTS

     The following investments represent five percent or more of net assets available for benefits at December 31, 2002 and 2001:

                                                            2002         2001

        Putnam New Opportunities Fund                     $596,692     $622,942
        Vanguard Institutional Index Fund                  508,809      522,801
        PIMCO Total Return Fund                            263,398      188,826
        Putnam Money Market Fund                           261,969      162,187

     The net appreciation (depreciation) in fair value, including realized gains and losses, for each class of investments as presented on the statement of net assets available for benefits for the years ended December 31, 2002 and 2001 is as follows:

                                                           2002         2001

        Mutual funds                                   $(358,115)    $(238,868)
        Common or collective trust fund                    -           (63,789)
        Bunge Limited common shares (1)                    1,737         -
                                                       ---------     ---------

        Net depreciation in value of investments       $(356,378)    $(302,657)
                                                       =========     =========

        (1) Beginning in January 2002, the Plan allowed for participants to invest in Bunge Limited common shares. Bunge Limited is the parent company of the sponsoring employer. At December 31, 2002, the Plan held 787 shares of Bunge Limited. During 2002, the Plan recorded dividend income of $128 and net appreciation in fair value of $1,737 from Bunge Limited common shares.

8.   RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

     The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 for 2001:

                                                                                        2001

        Net assets available for benefits per the financial statements               $1,571,051
        Less:
          Participant contribution receivable at December 31, 2001                       39,635
          Employer contribution receivable at December 31, 2001                           7,149
                                                                                     ----------

        Net assets available for benefits per the Form 5500                          $1,524,267
                                                                                     ==========


     The following is a reconciliation of contributions per the financial statements to the Form 5500:

                                                                             2002      2001

        Employer contributions per the financial statements               $  45,099  $  38,049
        Less:  Employer contribution receivable at December 31, 2001          -          7,149
        Plus:  Employer contribution receivable at December 31, 2001          7,149        -
                                                                          ---------   --------

        Employer contributions per the Form 5500                          $  52,248  $  30,900
                                                                          =========  =========

        Participant contributions per the financial statements             $518,154   $450,851
        Less:  Participant contribution receivable at December 31, 2001       -         39,635
        Plus:  Participant contribution receivable at December 31, 2001      39,635        -
                                                                          ---------   --------

        Participant contributions per the Form 5500                        $557,789   $411,216
                                                                           ========   ========

BUNGE NORTH AMERICA, INC. SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i--
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2002
--------------------------------------------------------------------------------


                                                       NUMBER          MARKET
DESCRIPTION                                           OF SHARES        VALUE

INTEREST IN MUTUAL FUNDS:
  Equity Growth Fund:
    Putnam New Opportunities Fund                       20,988      $   596,692
    Putnam Investors Fund                                5,053           44,467
    Legg Mason Value Fund                                  429           18,518
    American Funds New Perspective Fund                     43              781
    Oppenheimer Capital Appreciation Fund                   15              442

  S&P 500 Equity Fund:
    Vanguard Institutional Index Fund                    6,325          508,809

  Bond Fund:
    PIMCO Total Return Fund                             24,686          263,398

  Money Market Fund:
     Putnam Money Market Fund                          261,969          261,969
                                                                   ------------

           Total interest in mutual funds                             1,695,076

*INTEREST IN COMMON SHARES--Bunge Limited                   787           18,941
                                                                   -------------

           Total investments                                         $1,714,017
                                                                     ==========


* Party-in-interest

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees of the Bunge North America, Inc. Savings Plan have duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   BUNGE NORTH AMERICA, INC. SAVINGS PLAN

Date: June 30, 2003                   By: /s/ Michael M. Scharf
                                        ------------------------------
                                      Name: Michael M. Scharf
                                      Title: Plan Trustee

                                  EXHIBIT INDEX

    EXHIBIT
    NUMBER       DESCRIPTION OF DOCUMENT
    -------      -----------------------

     23.1        Independent Auditors' Consent

     99.1        Certification Pursuant to 18 U.S.C. Section 1350, As Adopted By
                 Section 906 of the Sarbanes-Oxley Act of 2002